Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NPS Pharmaceuticals, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report on the consolidated financial statements, refers to the Company’s change in method of accounting for fair value and advanced payments for research and development activities in 2008 due to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statements No. 115 and EITF Issue No. 07-3, Advance Payments for Research and Development Activities.

/s/ KPMG LLP

Princeton, New Jersey
May 18, 2009